        SAVANNAH ELECTRIC AND POWER COMPANY                     Exhibit 12(b)
                                                                       3/4/94

Computation of ratio of earnings to fixed charges plus preferred dividend requirements for the five years ended December 31, 1993 and the twelve months ended January 31, 1994




                                                                                                       Twelve
                                                                                                       Months
                                                                                                        Ended
                                                                       Year ended December 31,         Jan. 31,
                                                      1989      1990      1991      1992      1993      1994
                                                    -------------------Thousands  of  Dollars------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
   Income Before Interest Charges                   $42,119   $41,153   $38,243   $33,901   $34,677   $36,072
      Federal and state income taxes                 13,903    14,642    13,872     7,861    13,712    13,878
      Deferred income taxes, net                      3,476     2,782     1,601     5,947       607     1,172
      Deferred investment tax credits                    -         -         -         -         -         -
      AFUDC - Debt funds                                112       194       103       289       699       832
      Rentals                                           993       867       805       818       831       825
         Earnings as defined                        $60,603   $59,638   $54,624   $48,816   $50,526   $52,779




FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
   Interest on long-term debt                       $12,287   $12,052   $11,486   $10,870   $10,696   $10,940
   Interest on notes payable                            402       116        25        15       240       227
   Amort of debt discount, premium and expense, net     274       241       380       427       535       538
   Other interest charges                             1,313       665       525       466       340       356
   Rentals                                              993       867       805       818       831       825
         Fixed charges as defined                    15,269    13,941    13,221    12,596    12,642    12,886
Preferred dividends                                   2,420     2,019     1,900     1,900     2,106     2,141
Ratio of net income before taxes to net income      x 1.622   x 1.616   x 1.597   x 1.616   x 1.608   x 1.606
Preferred dividend requirements before income taxes   3,925     3,263     3,034     3,070     3,386     3,438
Fixed charges plus preferred dividend requirements  $19,194   $17,204   $16,255   $15,666   $16,028   $16,324

RATIO OF EARNINGS TO FIXED CHARGES PLUS
   PREFERRED DIVIDEND REQUIREMENTS                     3.16      3.47      3.36      3.12      3.15      3.23